Exhibit 99.1

Orchard Therapeutics Announces Departure of Chief Commercial Officer

BOSTON and LONDON, Sept. 13, 2019 -- Orchard Therapeutics (Nasdaq: ORTX), a leading commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies, today announced that chief commercial officer Jason Meyenburg is leaving the company effective today to take on a chief executive role in the industry. In the interim Mark Rothera, the company’s president and chief executive officer, will assume global commercial leadership responsibilities. Mr. Rothera has driven the transition of multiple emerging biotechnology companies from R&D stage to commercialization, with a special focus on bringing novel therapies to market for patients with rare diseases, having launched seven orphan drugs over the course of his 30-year career in the biopharmaceutical industry. Orchard has initiated a global search for Mr. Meyenburg’s permanent replacement.

“On behalf of the company, I would like to thank Jason for his contributions to Orchard over the past 18 months,” said Mark Rothera, president and chief executive officer. “I am especially grateful for the strong team Jason has assembled to execute on Orchard’s commercial strategy.”

Mr. Rothera added, “Orchard’s global commercial leadership team includes best-in-class leaders in the U.S. and EMEA, positioning us well for several future potential gene therapy launches, particularly in the areas of market access preparation and the development of patient diagnostic pathways.”

 “I’m proud to have helped Mark and the team at Orchard build a robust commercial organization,” said Jason Meyenburg, departing chief commercial officer. “Implementation of the company’s global launch readiness plan is on track, and I look forward to following the company’s success as it works toward bringing one-time, potentially curative gene therapies to patients with devastating, often-fatal rare diseases.”

About Orchard
Orchard Therapeutics is a fully integrated commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies.

Orchard’s portfolio of ex vivo, autologous, hematopoietic stem cell (HSC) based gene therapies includes Strimvelis®, a gammaretroviral vector-based gene therapy and the first such treatment approved by the European Medicines Agency for severe combined immune deficiency due to adenosine deaminase deficiency (ADA-SCID). Additional programs for neurometabolic disorders, primary immune deficiencies and hemoglobinopathies are all based on lentiviral vector-based gene modification of autologous HSCs and include three advanced registrational studies for metachromatic leukodystrophy (MLD), ADA-SCID and Wiskott-Aldrich syndrome (WAS), clinical programs for X-linked chronic granulomatous disease (X-CGD) and transfusion-dependent beta-thalassemia (TDT), as well as an extensive preclinical pipeline. Strimvelis, as well as the programs in MLD, WAS and TDT were acquired by Orchard from GSK in April 2018 and originated from a pioneering collaboration between GSK, Fondazione Telethon and Ospedale San Raffaele initiated in 2010.

Orchard currently has offices in the U.K. and the U.S., including London, San Francisco and Boston.

Forward-Looking Statements
This press release contains certain forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” and “future” or similar expressions that are intended to identify forward-looking statements. Forward-looking statements include express or implied statements relating to, among other things, planned marketing and licensing application submissions and next steps for Orchard’s programs, the therapeutic potential of Orchard’s product candidates, including OTL-203 for the treatment of MPS-I, and Orchard’s expectations regarding the timing of announcement of clinical data or enrollment in clinical trials for its product candidates, including OTL-203, the likelihood that such data will be positive and support further clinical development and regulatory approval of its product candidates, and the likelihood of approval of such product candidates by the applicable regulatory authorities. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond Orchard’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, without limitation: the risk that any one or more of Orchard’s product candidates, including OTL-203, will not be successfully developed or commercialized, the risk of cessation or delay of any of Orchard’s ongoing or planned clinical trials, the risk that prior results, such as signals of safety, activity or durability of effect, observed from preclinical studies or clinical trials will not be replicated or will not continue in ongoing or future studies or trials involving Orchard’s product candidates, the delay of any of Orchard’s regulatory submissions, the failure to obtain marketing approval from the applicable regulatory authorities for any of Orchard’s product candidates, the receipt of restricted marketing approvals, and the risk of delays in Orchard’s ability to commercialize its product candidates, if approved. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.

Other risks and uncertainties faced by Orchard include those identified under the heading “Risk Factors” in Orchard’s annual report on Form 20-F for the year ended December 31, 2018 as filed with the U.S. Securities and Exchange Commission (SEC) on March 22, 2019, as well as subsequent filings and reports filed with the SEC. The forward-looking statements contained in this press release reflect Orchard’s views as of the date hereof, and Orchard does not assume and specifically disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contacts

Investors
Renee Leck
Director, Investor Relations
+1 862-242-0764
Renee.Leck@orchard-tx.com

Media
Molly Cameron
Manager, Corporate Communications
+1 978-339-3378
media@orchard-tx.com